UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of September, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐ No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	IONA TECHNOLOGIES PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights		☒

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		☐

An event changing the breakdown of voting rights		☐

Other (please specify): New Exemption Trading Book DTR 5.1.3 (4)		☒

3. Full name of person(s) subject to the notification obligation:	The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.):	Goldman, Sachs & Co.

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18 SEPTEMBER 2007

6. Date on which issuer notified:	20 SEPTEMBER 2007

7. Threshold(s) that is/are crossed or reached:	10%

8. Notified details:

A: Voting rights attached to shares
Class/type	Situation previous		Resulting situation after the triggering transaction
of shares	to the Triggering
transaction
if possible
using the ISIN CODE

	Number of	Number	Number	Number of voting rights		% of voting rights
	Shares	of	of	ix
		Voting	shares
Rights
viii

			Direct	Direct[x]	Indirectxi	Direct	Indirect

US46206P1093	3,693,693	10.19%		24,900	3,486,685	0.069%	9.626%
	(3,693,693			(24,900	(3,486,685
	ADRs)			ADRs)	ADRs)

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial	Expiration	Exercise/Conversion	Number of voting	% of voting
instrument	datexiii	Period/Datexiv	rights that may be	rights
acquired if the
instrument is
exercised/converted.

Total (A+B)

Number of voting rights	% of voting rights

3,511,585	9.69%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
The interest in 3,486,685 shares arose from the interest held by GS&Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers of 3,486,685 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).
The interest in 24,900 shares arose from a beneficial interest held by GS&Co, a wholly-owned direct subsidiary of GS Inc, of 24,900 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	General email contact:

shareholderdisclosures@gs.com

14. Contact name:	Joanne Wall / Sean Rogers / Alan Cox

15. Contact telephone number:	0207-051-1704 / 0207-552-9205 / 0207-774-8774

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: September 24, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer